Exhibit 4.11

Addendum to Award Agreement dated January 24, 2022

2015 OMNIBUS EQUITY INCENTIVE COMPENSATION PLAN

Addendum to Award Agreement dated January 24, 2022 (the “Award”)

under the 2015 Omnibus Equity Incentive Compensation Plan (the “Plan”)

of Caledonia Mining Corporation Plc (the “Company”) in favour of

[ ] (the “Recipient”)

The Company hereby amends the Award pursuant to Article 15 of the Plan by the incorporation as Appendix A of the Award of Appendix A hereto.

All other terms and conditions of the Award are hereby confirmed and the Award, as amended hereby, shall continue in full force and effect in accordance with its terms.

DATED:         March 22, 2022.

CALEDONIA MINING CORPORATION PLC

By:

____________________

Name: John L Kelly

Title: Director

I have read the foregoing Addendum and hereby accept the Award as amended by the Addendum.

Date Accepted	Recipient’s Signature

Recipient’s Name (Please Print)

APPENDIX A
PERFORMANCE MULTIPLIER

The Performance Multiplier will be based on the following metrics and weightings. The number of PUs to vest on the PUs Vesting Date will be determined based on the Performance Multiplier and scorecard, calculated as follows:

Metric	Weighting	Description	Threshold	Below Threshold	Threshold Met	Target	Target Met	Stretch	Max (Stretch outcome)
Gold Production (oz) over 3 years	50%	Aggregate vs. guidance gold production	220,000	Below Threshold 0% (no PU’s vest)	50% of PUs vest	240,000 (aggregate total for 3 years)	100% of PUs vest	264,000	150% of PUs vest if stretch or more is achieved
Average Normalised Controllable Cost / Oz* ($/oz )	50%	Average Normalised Controllable Cost per ounce of gold produced vs. budgeted number for each Financial Year. Averaged over the 3-year vesting period.	105% of Target	Below Threshold 0% (no PU’s vest)	50% of PUs vest	816 for 2022 (1/3 2022; 1/3 2023; 1/3 2024)	100% of PUs vest	95% of target	150% of PUs vest if stretch or more is achieved

* Average Normalised Controllable Cost definition: AISC as reported in financial statements less (Royalty Costs + Share Based Payment Expenses + Foreign Exchange Gains and Losses + Hedging gains and losses including hedging premiums/costs + Fair Value gains and losses on derivative assets) less any other items that the Compensation Committee deems to be extraordinary in a year in question.

Notes: Linear interpolation will be applied to vesting between Threshold and Target. Stepped vesting will be applied to vesting between Target and the midpoint between Target and Stretch (“Midpoint”). Linear interpolation will then be applied between the Midpoint and Stretch. The number of PUs vesting at Stretch and above will be capped at 150%. As shown below:

	Performance attained
	Less than Threshold	Threshold	Between Threshold and Target	Target	Between Target and Midpoint	Midpoint	Between Midpoint and Stretch	Stretch or more
No. of PUs that will vest	0%	50%	Linear vesting from 50% to 100%	100%	100%	125%	Linear vesting from 125% to 150%	150% maximum

Further Notes:

(1) For the purposes of determining whether a target has been met, reported financial statements will be used.

(2) As per the table above, a performance score less than Threshold will result in zero PUs vesting, and if Threshold is met (220k oz of gold production and 5% higher average normalised cost per ounce), 50% of the PUs will vest. Linear interpolation will be applied to vesting between Threshold and Target; for example, if 230k oz of gold is produced at an average normalised controllable cost that is 2.5% higher on average then 75% of the PUs will vest (up to Target achievement where 100% of PUs will vest). Any achievement greater than Target but less than the Midpoint will result in 100% of the PUs vesting. Achievement at the Midpoint will result in 125% of the PUs vesting. Linear interpolation applies between the Midpoint and Stretch, where a maximum of 150% of PUs vest.